New Moon Clothing, Inc.

Independent Accountant's Review Report
and Financial Statements

For the Years Ended
December 31, 2017 and 2016

TABLE OF CONTENTS



Peterson CPA Group, P.C.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Carole Murphy, Stockholder of
New Moon Clothing, Inc.
Butte, Montana

We have reviewed the accompanying financial statements of the New Moon Clothing, Inc. dba Purse for the People (a Public Benefit Corporation), which comprise the balance sheets as of December 31, 2017 and December 31, 2016, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provided a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2, certain conditions indicate that New Moon Clothing, Inc. may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should New Moon Clothing, Inc. be unable to continue as a going concern.

Peterson CPA Group, P.C.

Missoula, Montana
December 10, 2018

FINANCIAL STATEMENTS

NEW MOON CLOTHING, INC.
BALANCE SHEETS
As of December 31, 2017 and 2016

		2017		2016
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	12,353	$	-
Inventory		33,841		26,388
TOTAL CURRENT ASSETS		46,194		26,388
NON-CURRENT ASSETS				
Equipment, net		340		-
Start-up costs, net		4,851		5,232
TOTAL NONCURRENT ASSETS		5,191		5,232
TOTAL ASSETS	$	51,385	$	31,620
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Credit cards payable	$	9,995	$	3,164
TOTAL CURRENT LIABILITIES		9,995		3,164
TOTAL LIABILITIES		9,995		3,164
STOCKHOLDER'S EQUITY				
Common stock; no par or stated value; 500,000 shares authorized; 200,000 shares issued and outstanding		1		1
Additional paid in capital		223,334		145,629
Accumulated deficit		(181,945)		(117,174)
TOTAL STOCKHOLDER'S EQUITY		41,390		28,456
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	51,385	$	31,620

See the Independent Accountant's Review Report
The notes to the financial statements are an integral part of these statements

- 3 -

NEW MOON CLOTHING, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2017 and 2016

	2017	2016
NET SALES	$ 1,340	$ 15,578
COST OF GOODS SOLD	14,930	11,614
GROSS PROFIT	(13,590)	3,964
OPERATING EXPENSES		
General and administrative	47,507	53,550
Rent	85	-
Other operating expenses	2,698	6,623
Depreciation and amortization	891	380
TOTAL OPERATING EXPENSES	51,181	60,553
OTHER EXPENSE	-	103
TOTAL EXPENSES	51,181	60,656
NET LOSS	$ (64,771)	$ (56,692)

See the Independent Accountant's Review Report
The notes to the financial statements are an integral part of these statements

NEW MOON CLOTHING, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2017 and 2016

| | Common Stock | | Additional | Retained Earnings | |
	Shares Outstanding	Amount	Paid-In Capital	(Accumulated Deficit)	Total
Beginning Balance, January 1, 2016	200,000	$ 1	$ 102,223	$ (60,482)	$ 41,742
Additional Paid-In Capital	-	-	43,406	-	43,406
Net loss	-	-	-	(56,692)	(56,692)
Ending Balance, December 31, 2016	200,000	1	145,629	(117,174)	28,456
Additional Paid-In Capital	-	-	77,705	-	77,705
Net loss	-	-	-	(64,771)	(64,771)
Ending Balance, December 31, 2017	200,000	$ 1	$ 223,334	$ (181,945)	$ 41,390

See the Independent Accountant's Review Report
The notes to the financial statements are an integral part of these statements

NEW MOON CLOTHING, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (64,771)	$ (56,692)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	891	380
Changes in operating assets:		
Inventory	(7,453)	3,953
Changes in operating liabilities:		
Accounts payable	6,831	3,164
Net cash flows from operating activities	(64,502)	(49,195)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of fixed assets	(850)	-
Net cash flows from investing activities	(850)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received from capital contributions	77,705	43,406
Net cash flows from financing activities	77,705	43,406
NET INCREASE (DECREASE) IN CASH	12,353	(5,789)
CASH AT BEGINNING OF YEAR	-	5,789
CASH AT END OF YEAR	$ 12,353	$ -

See the Independent Accountant's Review Report
The notes to the financial statements are an integral part of these statements

NEW MOON CLOTHING, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

New Moon Clothing, Inc. is a Public Benefit Corporation located in Butte, Montana. The company is subject to the requirements and laws of the State of Montana. New Moon Clothing, Inc. (New Moon) was organized primarily to sell and distribute fashionable, yet eco-conscious purses. New Moon considers the environment in every choice made and follows standards that provide long-term solutions to the everyday challenges native citizens of the forest face while maintaining healthy thriving forests.

Because New Moon sees beauty in the eye of the beholder, they've developed a customized design system that lets the customer create a design of their own. New Moon eliminates waste and overproduction with their new and innovative manufacturing process.

New Moon has been authorized to issue 500,000 shares of common stock, with 200,000 of those shares being issued and outstanding at December 31, 2017 and 2016.

B. Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (GAAP), as codified by the Financial Accounting Standards Board.

C. Risks and Uncertainties

New Moon is subject to various risks and uncertainties in the ordinary course of business that could have adverse impacts on its operating results and financial condition. Future operations could be affected by changes in economic conditions.

D. Cash and Cash Equivalents

For purposes of the statement of cash flows, New Moon considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

From time to time, certain bank accounts subject to coverage by the Federal Deposit Insurance Corporation (FDIC) may exceed their insured limits. At December 31, 2017 and 2016, no bank accounts exceeded FDIC limits. Accordingly, New Moon believes it is not exposed to any significant credit risk on its bank accounts.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Inventory

Inventory, which consists primarily of purses, purse material, and teak furniture products for sale, is valued at the lower of cost or market using the average-cost method. In addition, also included in inventory is the cost of the prototype designs, to be expensed as the prototypes are sold.

F. Equipment and Depreciation

Equipment is recorded at acquisition cost. Straight-line depreciation is used to depreciate these assets over their estimated useful life for financial statement purposes generally ranging from 3 years to 7 years. Equipment costs exceeding $500 are generally capitalized. Depreciation expense totaled $510 and $-0- for the years ended December 31, 2017 and 2016, respectively.

The following table summarizes activity in equipment and depreciation for 2017 and 2016:

	December 31, 2015	Additions	December 31, 2016
Equipment	$ -	$ -	$ -
Accumulated depreciation	-	-	-
	$ -	$ -	$ -

	December 31, 2016	Additions	December 31, 2017
Equipment	$ -	$ 850	$ 850
Accumulated depreciation	-	(510)	(510)
	$ -	$ 340	$ 340

G. Compensated Absences

Compensated absences for sick pay and vacation time have not been accrued since they cannot be reasonably estimated. New Moon's policy is to recognize these costs when actually paid. Management believes this policy does not yield results materially different from the accrual method of accounting.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

H. Revenue

New Moon recognizes revenue from product sales at the point of sale, net of any applicable sales taxes. Discounts provided to customers at the point of sale are recognized as a reduction in sales as the product is sold.

I. Cost of Sales

Cost of sales includes the cost of inventory sold during the period, net of discounts and allowances, shipping and handling costs, and sales taxes.

J. Income Taxes

New Moon has elected under the Internal Revenue Code to be taxed as a S corporation with the consent of its shareholder. In lieu of corporation income taxes, shareholders of an S corporation are taxed on their proportionate share of New Moon's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

The United States Congress enacted the Tax Cut and Jobs Act (TCJA) on December 22, 2017. This law provides for a comprehensive overhaul of the corporate income tax code effective January 1, 2018. This new legislation eliminated or reduced certain corporate income tax deductions. New Moon's financial statements and tax positions were not materially affected by provisions of the TCJA.

K. Advertising

New Moon expenses advertising costs as incurred. Advertising expenses totaled $19,114 and $14,434 in 2017 and 2016, respectively.

L. Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

M. Subsequent Events

Management has evaluated subsequent events through December 10, 2018, which is the date the financial statements were available for issue.

NEW MOON CLOTHING, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016

NOTE 2.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. New Moon is a business that has limited resources, with sufficient cash flows being obtained through owner contributions into the business. New Moon's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital funding. No assurance can be given that New Moon will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of New Moon to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should New Moon be unable to continue as a going concern.